Law Department
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103

Carolyn Augur
Assistant Vice President
and Senior Counsel
Phone: 860-466-1111
Carolyn.Augur@LFG.com

VIA Email & EDGAR

November 1, 2023

Alberto Zapata
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street, NE
Washington, DC 20549

Re:            The Lincoln National Life Insurance Company
Lincoln National Variable Annuity Account H
File No. 333-181615
Post-Effective Amendment No. 39

Dear Mr. Zapata:

This letter provides our response to comments received by telephone on October 31, 2023, regarding the above-referenced filing. The attached blacklined supplement reflects the changes we have made to address your comments.

1.	Introductory Paragraph
a.	Please add a description of i4LIFE® Advantage. Explain to the reader what i4LIFE® Advantage is.
b.	Delete the following sentence: This supplement is for informational purposes and requires no action on your part.
Response:
a.	A brief description of i4LIFE® Advantage has been added.
b.	The sentence has been deleted.

2.
Description of Changes: Provide more explanation as to what information is changing; clarify what information is being added v. what is being changed. Explain if and how existing contractowners will be impacted.

Response: We have included additional language which clarifies what information is changing or being added, and further clarifies which contract holders are impacted.

We sincerely appreciate your attention to this filing, and your review and comments. Please call me at 860-466-1111 with any questions or additional comments.

Sincerely,
Carolyn Augur